

April 30, 2012

Via E-mail
Timothy M. Martin
Chief Financial Officer
CubeSmart
CubeSmart, L.P.
460 East Swedesford Road, Suite 3000
Wayne, Pennsylvania 19087

>   **Re: CubeSmart**
>   **CubeSmart, L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **Response dated April 11, 2012**
>   **File No. 001-32324**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Facilities, page 25

1. We note your response to comment 2 of our letter dated March 28, 2012 that you will clarify that promotional discounts or concessions reduce rental income over the promotional or concession period. Please confirm that in future periodic filings you will quantify the promotional discounts or concessions that reduce rental income over the promotional or concession period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Jeffrey P. Foster
        Senior Vice President, Chief Legal Officer & Secretary